Exhibit 99.1

Royal Bank of Canada completes share repurchase program

TORONTO, January 31, 2018 — Royal Bank of Canada (RBC) (“RY” on TSX and NYSE) today announced the completion of its share repurchase program (the “Program”), as required by the conditions of the issuer bid exemption order issued to RBC by the Ontario Securities Commission on January 10, 2018, in respect of the Program.

Under the Program agreement, between January 22, 2018 and January 31, 2018, RBC repurchased its own common shares directly from a third party, subject to daily trading limits and to an overall maximum of 5,799,378 common shares. The Program formed part of RBC’s normal course issuer bid announced on March 9, 2017.

RBC purchased a total of 5,797,477 common shares under the Program for an aggregate purchase price of $581.8 million. All common shares acquired under the Program are cancelled upon purchase by RBC.

For further information, please contact:

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media contact:

Ka Yan Ng, Communications, 416- 974-3058